Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2020 Unaudited Financial Results, Unaudited Quarterly Revenues Exceeded Guidance Forecasts for Third and Fourth Quarters, and Unaudited Annual Revenues Increased by 33.6% Year Over Year

BEIJING, May 3, 2021 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its unaudited financial results for the year ended December 31, 2020. The following are all unaudited financial information.

Fiscal Year 2020 Operating and Unaudited Financial Highlights

●

Total net revenues increased by 33.6% to RMB1,222.2 million (US$187.3 million) from RMB914.6 million in fiscal year 2019, and the Company’s quarterly net revenues exceeded its guidance forecasts for the third and fourth quarters of fiscal year 2020.

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Gross profit was RMB262.2 million (US$40.2 million), representing a year-over-year increase of 35.2% in fiscal year 2020 as compared to a year-over-year increase of 30.3% in fiscal year 2019. Gross margin further improved to 21.5% in fiscal year 2020 from 21.2% in fiscal year 2019 and 20.0% in fiscal year 2018.

●	Net income increased by 17.5% to RMB176.1 million (US$27.0 million) from RMB149.9 million in fiscal year 2019.

●	Adjusted net income[1] increased by 24.2% to RMB186.3 million (US$28.5 million) from RMB149.9 million in fiscal year 2019.

●	Earnout targets for both Scienjoy and Beelive in fiscal year 2020 were fulfilled.

●	Total paying users increased by 30% to 904,568 from 697,475 in fiscal year 2019.

●	Total number of active broadcasters increased by 455.2% to 192,389 from 34,651 in fiscal year 2019.

●	As of December 31, 2020, the Company had RMB224.8 million (US$34.4 million) in cash and cash equivalents, which represented an increase of 63.6% from RMB137.4 million as of December 31, 2019.

[1]	“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration and warrant liabilities. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We concluded the full year of 2020 with robust operating and financial performances despite the macro uncertainties. Our success was mainly due to our visionary growth strategies in domestic and international markets as well as our commitment to upgrading our products through state-of-the-art technologies and cultivating a more convenient and engaging social community. During the year, for example, we focused on engaging with more broadcasters to expand the breadth and depth of our content offerings and thus augment our total paying user base. Meanwhile, we also actively explored new and promising opportunities in other live streaming segments, such as voice live streaming, e-commerce, and MCN. In August 2020, to penetrate new markets and expand our geographic coverage around the world, we acquired the global live streaming platform Beelive. Looking ahead, we plan to continue expanding our leadership in live entertainment mobile streaming, diversifying our revenue streams, and capitalizing on opportunities with strong growth potential in the post-pandemic world to fuel the healthy growth of our platform ecosystem.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “In 2020, we continued to deliver solid financial results, recording double-digit growth for both our top and bottom lines in the period. Moreover, our net revenues exceeded our previously stated guidance forecasts in both the third and fourth quarters of 2020, further displaying the resiliency of our business and our steady growth trajectory. For the full year, our continuous efforts to optimize our cost structures and maintain effective cost management practices enabled us to augment our gross margin and generate positive net income for our shareholders. Looking ahead, as the pandemic continues to come gradually under control in and outside of China, we remain confident that our sufficient capital reserves, healthy revenue growth, and balanced operational performance will fuel our sustainable growth over the long term.”

Fiscal Year 2020 Unaudited Financial Results

Total net revenues in fiscal year 2020 increased by 33.6% to RMB1,222.2 million (US$187.3 million) from RMB914.6 million in fiscal year 2019. This increase was driven by the Company’s increasing ability to attract and retain paying users and broadcasters to its platform. The number of paying users in fiscal year 2020 was 904,568, increasing by 30% from 697,475 in fiscal year 2019. The Company’s paying ratio in fiscal year 2020 improved to 2.7% from 2.1% in fiscal year 2019.

Cost of revenues in fiscal year 2020 increased by 33.2% to RMB959.9 million (US$147.1 million) from RMB720.6 million in fiscal year 2019. This increase was primarily attributable to a year-over-year increase of 39% in the Company’s revenue sharing fees and content costs in fiscal year 2020, which was in line with the growth of the Company’s live streaming operations in fiscal year 2020. Other costs in fiscal year 2020 increased by 70% year over year, which was consistent with the increase in revenue. User acquisition costs in fiscal year 2020 decreased by 8% year over year to RMB87.1 million (US$13.3) as a result of the Company’s ability to attract more viewers through its improved brand awareness and more quality content contributed by broadcasters.

Gross profit in fiscal year 2020 increased by 35.2% to RMB262.2 million (US$40.2 million) from RMB194.0 million in fiscal year 2019. Gross margin in fiscal year 2020, fiscal year 2019, and fiscal year 2018 was 21.5%, 21.2%, and 20.0%, respectively. As the Company continued to expand its brand influence and enhance the quality of its content offerings, it also improved its gross margin in turn.

Total operating expenses in fiscal year 2020 increased by 77.1% to RMB67.5 million (US$10.4 million) from RMB38.1 million in the fiscal year 2019.

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Sales and marketing expenses in fiscal year 2020 increased by 166.1% to RMB10.1 million (US$1.6 million) from RMB3.8 million in fiscal year 2019. This increase was mainly due to the additional promotional activities that the Company executed in fiscal year 2020 following an uptick in online user traffic as more users spent an increased amount of time online at home watching the Company’s live streaming content during the COVID-19 outbreak.

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General and administrative expenses in fiscal year 2020 increased by 183.4% to RMB33.9 million (US$5.2 million) from RMB12.0 million in fiscal year 2019. This increase was caused by higher employee benefits, increased headcounts, as well as additional consulting and professional fees that the Company incurred as a result of its listing as a public company.

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Research and development expenses in fiscal year 2020 increased by 47.7% to RMB31.8 million (US$4.9 million) from RMB21.5 million in fiscal year 2019. This increase was due to the increases in R&D headcount and benefits to relevant employees as the Company continued to strengthen its technological capabilities.

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Recovery for doubtful accounts in fiscal year 2020 was RMB8.3 million (US$1.3 million), compared to a provision for doubtable accounts of RMB0.9 million in fiscal year 2019, as a result of the Company’s increased collection efforts. The Company expects its provision for doubtful accounts to decline going forward as it has committed more resources to the collection of accounts receivable.

Income from operations in fiscal year 2020 increased by 24.9% to RMB194.7 million (US$29.8 million) from RMB155.9 million in fiscal year 2019. This increase was due to a higher gross profit, partially offset by higher operating expenses. As a result, operating margin in fiscal year 2020 decreased to 15.9% from 17.0% in the fiscal year 2019.

Change in fair value of contingent consideration in fiscal year 2020 represented a loss of RMB14.1 million (U$$2.2 million) . Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, and acquisition of Beelive on August 10, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities in fiscal 2020 amounted to RMB 3.9 million. The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income in fiscal year 2020 increased by 17.5% to RMB176.1 million (US$27.0 million) from RMB149.9 million in fiscal year 2019.

Adjusted net income in fiscal year 2020, which excludes changes in fair value of contingent consideration, increased by 24.2% to RMB186.3 million (US$28.5 million) from RMB149.9 million in fiscal year 2019.

Basic and diluted net income per ordinary share in fiscal year 2020 were RMB7.56 (US$1.16) and RMB6.56 (US$1.01), respectively. In comparison, basic and diluted net income per ordinary share in fiscal year 2019 were RMB7.73 and RMB7.50, respectively.

Adjusted basic and diluted net income per ordinary share in fiscal year 2020 were RMB8.00 (US$1.23) and RMB6.94 (US$1.06), respectively. In comparison, adjusted basic and diluted net income per ordinary share in fiscal year 2019 were RMB7.73 and RMB7.50, respectively.

Earnout Target of Scienjoy

Pursuant to the Share Exchange Agreement dated as of October 28, 2019, entered into by and among Scienjoy, Scienjoy Inc., Lavacano Holding Limited (“Lavacano”), and WBY Entertainment Holding Ltd. (“WBY”, together with Lavacano, the “Sellers”), the Sellers will be entitled to receive 3,000,000 ordinary shares of the Company if Scienjoy’s net income before tax for the year ended December 31, 2020, is greater than or equal to either US$28,300,000 or RMB190,000,000 (the “Scienjoy 2020 Earnout Target”). Scienjoy had fulfilled the Scienjoy 2020 Earnout Target as of fiscal year end 2020.

Earnout Target of Beelive

Pursuant to the Equity Acquisition Framework Agreement dated as of August 10, 2020, Cosmic Soar Limited will be entitled to receive 540,960 ordinary shares of the Company since the Beelive 2020 Earnout Target had been fulfilled as of fiscal year end 2020.

Business Outlook

The Company expects its total net revenues to be in the range of RMB383 million to RMB394 million in the first quarter of 2021, which represents a year-over-year increase of 77% to 82%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2,000,000. Goldenbridge was formed as a special purpose acquisition company.

On February 23, 2021, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) and an escrow agreement with White Lion Capital LLC, a Nevada limited liability company (the “Investor”), which provide that, upon the terms and subject to the conditions and limitations set forth therein, the Investor is committed to purchase the Company’s ordinary shares, no par value, with an aggregate offering price of up to US$30,000,000 (“Commitment Amount”) from time to time during the Commitment Period, which starts on the date of the filing of the initial registration statement covering the resale of securities issued under the Purchase Agreement, and shall terminate on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, (ii) the six month anniversary of the filing of such initial registration statement, or (iii) the date on which the Purchase Agreement is terminated.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With approximately 250 million registered users, Scienjoy currently operates four primary online live streaming brands on five mobile apps: Showself, Lehai, Haixiu and Beelive International and Beelive Chinese (Mifeng), each using Scienjoy’s own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional “broadcasters” to end-users, allowing for the operation of live social video communities. Using Scienjoy’s mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster. For more information, please see http://ir.Scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration and warrant liabilities. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Sharon Zhou

ICR LLC.

+1 (212) 537-9254

scienjoy.ir@icrinc.com

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	137,351	224,768	34,447
Accounts receivable, net	120,110	228,214	34,975
Prepaid expenses and other current assets	11,557	13,753	2,108
Amounts due from related parties	7	7	1
Loan receivables - related parties	500	-	-
Total current assets	269,525	466,742	71,531

Property and equipment, net	736	1,356	208
Intangible assets, net	195	239,634	36,726
Goodwill	-	92,069	14,110
Long term investment	5,000	5,000	766
Long term deposits and other assets	2,761	1,382	212
Deferred IPO costs	1,307	-	-
Deferred tax assets	474	5,654	867
Total non-current assets	10,473	345,095	52,889
TOTAL ASSETS	279,998	811,837	124,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	27,163	67,089	10,281
Accrued salary and employee benefits	8,727	18,141	2,780
Accrued expenses and other current liabilities	6,852	12,358	1,894
Current portion of contingent consideration – earn-out liability	-	92,183	14,128
Warrant liabilities	-	29,558	4,530
Income tax payable	8,435	8,581	1,315
Loan payables - related parties	5,525	-	-
Amounts due to related parties	8,482	-	-
Deferred revenue	40,288	49,567	7,596
Total current liabilities	105,472	277,477	42,524

Non-current liabilities
Deferred tax liabilities	-	59,729	9,154
Contingent consideration – earn-out liability	-	15,116	2,317
Total non-current liabilities	-	74,845	11,471
TOTAL LIABILITIES	105,472	352,322	53,995
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized, 19,400,000 and 27,037,302 shares issued and outstanding as of December 31, 2019 and 2020, respectively	9,664	(96,349)	(14,766)
Shares to be issued	-	200,100	30,667
Statutory reserves	12,059	18,352	2,813
Retained earnings	152,803	322,610	49,442
Accumulated other comprehensive income	-	14,802	2,269
Total shareholders’ equity	174,526	459,515	70,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	279,998	811,837	124,420

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Live streaming - consumable virtual items revenue	716,561	884,385	1,187,431	181,982
Live streaming - time based virtual item revenue	26,432	26,812	29,596	4,536
Technical services	25	3,429	5,156	790
Total revenue	743,018	914,626	1,222,183	187,308

Cost of revenues	(594,084)	(720,637)	(959,939)	(147,117)

Gross profit	148,934	193,989	262,244	40,191

Sales and marketing expenses	(5,005)	(3,804)	(10,121)	(1,551)
General and administrative expenses	(16,265)	(11,957)	(33,889)	(5,194)
Research and development expenses	(10,957)	(21,523)	(31,780)	(4,870)
Provision (recovery) for doubtful accounts	(6,826)	(854)	8,253	1,265

Income from operations	109,881	155,851	194,707	29,841

Interest income	1,444	1,005	2,960	454
Other income (loss), net	31	(310)	(4,702)	(721)
Foreign exchange gain (loss), net	11	(5)	703	108
Change in fair value of warrant liabilities			3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)

Income before income taxes	111,367	156,541	183,504	28,123

Income tax expense	(4,627)	(6,623)	(7,404)	(1,135)

Net income	106,740	149,918	176,100	26,988

Other comprehensive income - foreign currency translation adjustment	-	-	14,802	2,269
Comprehensive income attributable to the Company’s shareholders	106,740	149,918	190,902	29,257

Weighted average number of shares *
Basic	19,400,000	19,400,000	23,287,706	23,287,706
Diluted	20,002,000	20,002,000	26,828,666	26,828,666

Earnings per share
Basic	5.50	7.73	7.56	1.16
Diluted	5.34	7.50	6.56	1.01

Reconciliations of Non-GAAP Results (Unaudited)

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net income	106,740	149,918	176,100	26,988
Less:
Change in fair value of warrants liability	-	-	3,904	597
Change in fair value of contingent consideration	-	-	(14,068)	(2,156)
Adjusted net income	106,740	149,918	186,264	28,547

Adjusted net income per ordinary share
Basic	5.50	7.73	8.00	1.23
Diluted	5.34	7.50	6.94	1.06